UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Sierra Wireless, Inc.

(Name of Issuer)

Common Shares, no par value per share

(Title of Class of Securities)

826516106

(CUSIP Number)

IRSHAD KARIM

LION POINT CAPITAL, LP

250 W 55th Street, 33rd Floor

New York, New York 10019

212-356-6200

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 16, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 826516106

1	NAME OF REPORTING PERSON

LION POINT MASTER, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,144,396*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,144,396*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,144,396*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%
14	TYPE OF REPORTING PERSON

PN

* Excludes cash-settled swaps disclosed in Item 6 representing economic exposure comparable to 1,263,212 additional Common Shares.

2

CUSIP No. 826516106

1	NAME OF REPORTING PERSON

LION POINT CAPITAL GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,144,396*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,144,396*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,144,396*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%
14	TYPE OF REPORTING PERSON

OO

* Excludes cash-settled swaps disclosed in Item 6 representing economic exposure comparable to 1,263,212 additional Common Shares.

3

CUSIP No. 826516106

1	NAME OF REPORTING PERSON

LION POINT CAPITAL, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,144,396*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,144,396*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,144,396*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%
14	TYPE OF REPORTING PERSON

PN

* Excludes cash-settled swaps disclosed in Item 6 representing economic exposure comparable to 1,263,212 additional Common Shares.

4

CUSIP No. 826516106

1	NAME OF REPORTING PERSON

LION POINT HOLDINGS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,144,396*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,144,396*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,144,396*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%
14	TYPE OF REPORTING PERSON

OO

* Excludes cash-settled swaps disclosed in Item 6 representing economic exposure comparable to 1,263,212 additional Common Shares.

5

CUSIP No. 826516106

1	NAME OF REPORTING PERSON

DIDRIC CEDERHOLM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

SWEDEN AND FRANCE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,144,396*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,144,396*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,144,396*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%
14	TYPE OF REPORTING PERSON

IN

* Excludes cash-settled swaps disclosed in Item 6 representing economic exposure comparable to 1,263,212 additional Common Shares.

6

CUSIP No. 826516106

1	NAME OF REPORTING PERSON

JIM FREEMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,144,396*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,144,396*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,144,396*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%
14	TYPE OF REPORTING PERSON

IN

* Excludes cash-settled swaps disclosed in Item 6 representing economic exposure comparable to 1,263,212 additional Common Shares.

7

CUSIP No. 826516106

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On April 16, 2020, the Reporting Persons entered into a cooperation agreement with the Issuer (the “Agreement”) regarding the composition of the Issuer’s Board of Directors (the “Board”) and certain other matters. Pursuant to the terms of the Agreement, the Issuer agreed, among other things, that: (i) within two business days following the execution of the Agreement, each of Paul G. Cataford and Joy Chik will resign from the Board and all committees thereof, and (ii) the Board and all applicable committees thereof will, effective upon such resignations, appoint James R. Anderson (the “Initial Investor Director”) and Karima Bawa (the “Initial Company Director,” and together with the Initial Investor Director, the “Initial Directors”) as directors of the Issuer to serve until the Issuer’s 2020 annual general meeting of shareholders, which the Issuer will use reasonable best efforts to hold on May 21, 2020 (the “2020 Annual Meeting”), or until his or her earlier death, resignation, disqualification or removal. The Agreement provides that each of the Initial Directors will stand for election at the 2020 Annual Meeting, together with the Board’s other nominees, and that the Issuer will recommend, support and solicit proxies for the election of each of the Initial Directors in the same manner and to the same extent as for its other nominees. If either of the Initial Directors is elected as a director at the 2020 Annual Meeting, such Initial Director will serve until the Issuer’s 2021 annual general meeting of shareholders (the “2021 Annual Meeting”) or his or her earlier death, resignation, disqualification or removal.

The Agreement further provides that (i) the Board will propose and recommend for approval at the 2020 Annual Meeting a special resolution of shareholders providing for an increase in the maximum size of the Board from nine to 12 directors (the “Board Expansion Resolution”), (ii) the Issuer will use reasonable best efforts to cause each of the Board members and named executive officers of the Issuer to vote (or cause to be voted) all of the Common Shares he or she beneficially owns in favor of the Board Expansion Resolution, (iii) the Board will recommend in the Issuer’s management information circular for the 2020 Annual Meeting that shareholders vote in favor of the Board Expansion Resolution, and (iv) the Issuer will retain a proxy solicitation services firm acceptable to Lion Point, with capabilities in Canada and the U.S., to solicit proxies in favor of the Board Expansion Resolution. Following the 2020 Annual Meeting, and subject to the approval of the Board Expansion Resolution, the Board and all applicable committees thereof will appoint (A) two independent director candidates selected by Lion Point (after reasonable consultation with the Issuer) as directors (the “Additional Investor Directors,” and together with the Initial Investor Director, the “Investor Directors”) to serve until the 2021 Annual Meeting or his or her earlier death, resignation, disqualification or removal, and (B) one independent director candidate selected by the Issuer (after reasonable consultation with Lion Point) as a director (the “Additional Company Director,” and together with the Additional Investor Directors, the “Additional New Directors,” and together with the Initial Company Director and the Investor Directors, the “New Directors”) to serve until the 2021 Annual Meeting or his or her earlier death, resignation, disqualification or removal. If the Board Expansion Resolution is not approved, then, no later than two business days following the 2020 Annual Meeting, the Issuer will cause one incumbent director to resign from the Board and all committees thereof, and the Board will accept such resignation and appoint one of the Additional Investor Directors to serve as a director until the 2021 Annual Meeting or his or her earlier death, resignation, disqualification or removal; provided that such Additional Investor Director will be interviewed by and reasonably acceptable to the Issuer, with such acceptance not to be unreasonably withheld, conditioned or delayed. Lion Point and the Issuer have further agreed (separate and apart from the Agreement) that the Issuer will use reasonable best efforts to cause and accept the resignation of one incumbent director by no later than the date of the 2021 Annual Meeting, resulting in a decrease in the size of the Board from 12 to 11 directors.

8

CUSIP No. 826516106

The Additional New Directors identified and agreed to by Lion Point and the Board prior to the 2020 Annual Meeting, subject to entering into a customary non-disclosure agreement with the Issuer, will attend as non-voting observers any meeting of the Board held prior to the 2020 Annual Meeting and receive a copy of any materials disseminated to Board members in connection with such meeting, except to the extent any such materials are privileged. Lion Point and the Board have identified and agreed to Martin Mc Court, Mark Twaalfhoven and Raj Talluri as the Additional New Directors.

Each of the Initial Directors will be appointed to at least one standing committee of the Board, and, upon the election or appointment of the New Directors to the Board, each of the New Directors will be appointed to at least one standing committee of the Board. If, during the Standstill Period (as defined below), any new committee of the Board is established to evaluate strategic alternatives or to consider a merger, acquisition, recapitalization, restructuring, disposition or other business combination involving the Issuer or any of its subsidiaries or its or their respective equity or equity equivalent securities or assets (each, an “Extraordinary Transaction”), such committee will consist of five directors and include at least two Investor Directors and the Additional Company Director.

If any of the Investor Directors is unable or unwilling to serve as a director for any reason, resigns as a director or is removed as a director prior to the expiration of the Standstill Period, and at such time Lion Point (x) has not committed a material breach of the Agreement that has not been cured within 10 business days after being provided written notice thereof and (y) has aggregate beneficial ownership representing at least the lesser of 5% of the then-outstanding Common Shares and 1,811,668 Common Shares (subject to adjustment for stock splits, reclassifications, combinations and similar adjustments), Lion Point will have the ability to recommend a substitute person(s) reasonably acceptable to the Board, with such acceptance not to be unreasonably withheld, conditioned or delayed.

The Agreement further provides that, at the 2020 Annual Meeting, Lion Point agrees to be present, in person or by proxy, for quorum purposes and vote or cause to be voted all of its Common Shares in favor of the Board Expansion Resolution, and at each annual or special meeting of the Issuer’s shareholders held during the Standstill Period, Lion Point will be present, in person or by proxy, for quorum purposes, and, except in connection with any Extraordinary Transaction, (x) vote or cause to be voted all of its Common Shares in favor of the slate of directors nominated by the Board and against the removal of any member of the Board and (y) vote in accordance with the Board’s recommendation with respect to any other proposal; provided, however, that if Institutional Shareholder Services Inc. (“ISS”) and Glass Lewis & Co., LLC (“Glass Lewis”) both recommend otherwise with respect to any such proposal, Lion Point may vote in accordance with ISS’s and Glass Lewis’s recommendation; provided, further, that Lion Point may vote in its sole discretion with respect to any Extraordinary Transaction.

Pursuant to the Agreement, the Reporting Persons agreed to certain customary standstill provisions lasting from the date of the Agreement until the earlier of (x) 15 business days prior to the deadline for the submission of shareholder nominations for directors for the 2021 Annual Meeting and (y) the date that is 90 days prior to the first anniversary of the 2020 Annual Meeting (the “Standstill Period”). The standstill provisions provide that, during the Standstill Period, Lion Point and certain of its affiliates cannot, among other things: (i) solicit proxies regarding certain matters being voted on by shareholders of the Issuer, including the removal, election or appointment of directors of the Issuer; (ii) enter into a voting agreement or form any “group” with respect to any securities of the Issuer; (iii) submit or encourage any person to submit nominees in furtherance of a contested solicitation for the election or removal of directors; (iv) submit any proposal for consideration by shareholders of the Issuer at any meeting of shareholders; or (v) acquire any securities of the Issuer or rights that would result in Lion Point owning more than 17.5% of the Issuer’s then-outstanding Common Shares.

9

CUSIP No. 826516106

The foregoing description of the Agreement is qualified in its entirety by reference to the Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On April 16, 2020, the Reporting Persons and the Issuer entered into the Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

Item 7.	Material to be Filed as Exhibits.
99.1	Agreement, dated as of April 16, 2020, among Sierra Wireless, Inc., Lion Point Capital, LP, Lion Point Master, LP, Lion Point Capital GP, LLC, Lion Point Holdings GP, LLC, Didric Cederholm and Jim Freeman.

10

CUSIP No. 826516106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 20, 2020

lion point master, LP

By:	Lion Point Capital GP, LLC General Partner

By:	/s/ Didric Cederholm
	Name:	Didric Cederholm
	Title:	Chief Investment Officer

Lion Point Capital, LP

By:	Lion Point Holdings GP, LLC General Partner

By:	/s/ Didric Cederholm
	Name:	Didric Cederholm
	Title:	Managing Manager

Lion Point Capital GP, LLC

By:	/s/ Didric Cederholm
	Name:	Didric Cederholm
	Title:	Chief Investment Officer

Lion Point Holdings GP, LLC

By:	/s/ Didric Cederholm
	Name:	Didric Cederholm
	Title:	Managing Manager

/s/ Didric Cederholm
Didric Cederholm

/s/ Jim Freeman
Jim Freeman

11